SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Resolute Energy Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

76116A306

(CUSIP Number of Class of Securities)

Michael Kelly, Esq.

Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Mark Cognetti, Esq.

Michael Brandt, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

January 24, 2018

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 76116A306	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,073,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,073,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,073,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.21%
14	TYPE OF REPORTING PERSON PN, IA

SCHEDULE 13D

CUSIP No. 76116A306	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,073,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,073,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,073,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.21%
14	TYPE OF REPORTING PERSON PN, HC

SCHEDULE 13D

CUSIP No. 76116A306	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,073,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,073,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,073,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.21%
14	TYPE OF REPORTING PERSON OO, HC

Item 1.	Security and Issuer

This Schedule 13D relates to common shares, par value $0.0001 per share (“Common Stock”), of Resolute Energy Corporation (the “Issuer”), having its principal executive offices at 1700 Lincoln Street, Suite 2800, Denver, Colorado, 80203.

Item 2.	Identity and Background.

(a)    This Schedule 13D is filed jointly by:

(i) Monarch Alternative Capital LP (“MAC”), which serves as advisor to a variety of funds (such funds collectively, the “Funds”) with respect to shares of Common Stock of the Issuer directly owned by the Funds;

(ii) MDRA GP LP (“MDRA GP”), which is the general partner of MAC, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position; and

(iii) Monarch GP LLC (“Monarch GP”), which is the general partner of MDRA GP, with respect to shares of Common Stock indirectly beneficially owned by virtue of such position.

MAC, MDRA GP and Monarch GP are sometimes collectively referred to herein as the “Reporting Persons.”

Set forth on Schedule I hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment, and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of Monarch GP (the “Scheduled Persons”, each a “Scheduled Person”).

(b)    The address of MAC, MDRA GP and Monarch GP is 535 Madison Avenue, New York, New York 10022. Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c)    The principal business of MAC is to serve as investment advisor to, and to control the investment activities of, the Funds. The principal business of MDRA GP is to serve as general partner of MAC. The principal business of Monarch GP is to serve as general partner of MDRA GP. Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d)    None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Schedule I hereto sets forth the citizenship of each Scheduled Person.

Item 3.	Source and Amount of Funds or Other Consideration

The 2,073,400 shares of Common Stock beneficially owned by the Reporting Persons were acquired in open market transactions. The Funds expended an aggregate of approximately $52,604,536.56 of their own investment capital to acquire the shares held by them.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired shares of Common Stock of the Issuer for investment purposes.

On January 24, 2018, representatives of MAC sent to the Issuer’s chief executive officer and the Issuer’s board of directors (the “Board”) a letter (the “January Letter”).

MAC has proposed in the January Letter that (x) the Issuer increase stockholder representation on the Board by appointing two individuals designated by MAC to the Board as independent directors, (y) the Board form a committee consisting of the two Board members designated by MAC and one other independent Board member for the purpose of exploring potential strategic transactions, and (z) the Issuer engage a reputable financial advisor with deep industry expertise and relationships to assist the newly formed committee and Board in evaluating and executing potential strategic transactions. The summary contained herein of the January Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the January Letter, a copy of which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference.

To date, no understanding has been reached between the Reporting Persons and the Issuer with respect to these issues.

Except as set forth herein, including in any Exhibits hereto, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock, other securities or derivative instruments related thereto or selling some or all of their Common Stock, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Common Stock, and, alone or with others, may engage in communications with other stockholders of the Issuer, knowledgeable industry or market observers, members of the Board, management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and their investment in the Issuer and strategic alternatives that may be available to the Issuer. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)    Each of MAC, MDRA GP and Monarch GP indirectly beneficially own 2,073,400 shares of Common Stock. Such shares represent 9.21% of the 22,503,907 common shares outstanding as of October 31, 2017, according to the Form 10-Q filed by the Issuer with the SEC on November 6, 2017. None of the individual Funds beneficially own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)    MAC, MDRA GP and Monarch GP share voting and dispositive power over 2,073,400 shares of Common Stock held directly by the Funds with each applicable Fund directly holding such shares.

(c)    Schedule II hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons in the past 60 days. All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into an agreement (the “Joint Filing Agreement”) with respect to the joint filing of this statement and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act. The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Joint Filing Agreement, a copy of which is filed as Exhibit 99.2 hereto and which is incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

99.1	Letter to the Chief Executive Officer and Board of Directors of the Issuer, dated January 24, 2018

99.2	Joint Filing Agreement, dated as of January 26, 2018, by and among the Reporting Persons

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2018	MONARCH ALTERNATIVE CAPITAL LP
By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael A. Weinstock
	Name:	Michael A. Weinstock
	Title:	Chief Executive Officer

Dated: January 26, 2018	MDRA GP LP
By: Monarch GP LLC, its General Partner

	By:	/s/ Michael A. Weinstock
	Name:	Michael A. Weinstock
	Title:	Member

Dated: January 26, 2018	MONARCH GP LLC

	By:	/s/ Michael A. Weinstock
	Name:	Michael A. Weinstock
	Title:	Member

SCHEDULE I

Monarch GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States

Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States

Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

SCHEDULE II

Reporting Person	Trade Date	Shares Purchased (Sold)	Price
Monarch Alternative Capital LP	11/27/2017	39,038	$27.61
Monarch Alternative Capital LP	1/19/2018	13,400	$33.49
Monarch Alternative Capital LP	1/23/2018	60,000	$36.00